SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                             ----------------------

                                   FORM 8-A/A

                      AMENDMENT TO A REGISTRATION STATEMENT
                                   ON FORM 8-A

                        Pursuant to Section 12(b) or (g)
                     of the Securities Exchange Act of 1934


                        BROWNING-FERRIS INDUSTRIES, INC.
          ------------------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)



       DELAWARE                      1-6805                     74-1673682
---------------------             -----------                 ---------------
   (State or Other                (Commission                 (IRS Employer
     Jurisdiction                 File Number)                Identification
   of Incorporation)                                              No.)



              757 NORTH ELDRIDGE, HOUSTON, TEXAS                       77079
---------------------------------------------------------           ----------
          (Address of Principal Executive Offices)                  (Zip Code)



                                (281) 870-8100
             ----------------------------------------------------
             (Registrant's telephone number, including area code)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Amendment to Description of Registrant's Securities to be Registered:

        The Board of Directors of Browning-Ferris Industries, Inc. (the "Company") declared the distribution of one Right for each outstanding share of Common Stock on June 3, 1998 in accordance with the Rights Agreement (the "Rights Agreement") adopted on the same day between the Company and First Chicago Trust Company of New York (the "Rights Agent"). As of March 7, 1999, the Company and the Rights Agent entered into the first amendment to the Rights Agreement (the "Amendment"). The Amendment was adopted in connection with an Agreement and Plan of Merger between the Company, Allied Waste Industries, Inc., a Delaware corporation ("Allied"), and AWIN I Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Allied ("Merger Sub") dated March 7, 1999 (the "Merger Agreement), pursuant to which Merger Sub, or any other direct or indirect subsidiary designated by Allied, will be merged with and into the Company (the "Merger"). The Amendment provides that the execution and delivery of the Merger Agreement and the consummation of transactions contemplated thereby shall not cause (i) Allied, Merger Sub or affiliates or associates of Allied to be deemed Acquiring Persons, (ii) the occurrence of a Distribution Date, or (iii) activation of "flip over" rights under Section 13 of the Rights Agreement. The Amendment also provides that the Rights will expire immediately prior to the consummation of the Merger.

        The following is a description of the Company's Rights Agreement, as amended.

        On June 3, 1998, the Board of Directors of Browning-Ferris Industries, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $.16-2/3 per share, of the Company ("Common Stock"). The distribution was paid to the stockholders of record at the close of business on June 15, 1998. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of a series of the Company's preferred stock designated as Series B Junior Participating Preferred Stock ("Preferred Stock") at a price of $125.00 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent") dated June 3, 1998, as amended by the first amendment to the Rights Agreement dated March 7, 1999.

        Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or (ii) ten business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group


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becoming an Acquiring Person. The Rights Agreement provides that none of Allied
Waste Industries, Inc., a Delaware corporation ("Allied"), AWIN I Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Allied ("Merger Sub"), nor any affiliate or associate of Allied shall be deemed an Acquiring Person for entering into the Agreement and Plan of Merger between Allied, Merger Sub and the Company dated March 7, 1999 (the "Merger Agreement") or for taking actions contemplated in the Merger Agreement.

        Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

        The Rights are not exercisable until the Distribution Date and will expire: 1) immediately prior to the merger of Merger Sub, or any direct or indirect subsidiary of Allied, with and into the Company (the "Merger"), 2) upon redemption or exchange of the Rights by the Company as described below, or 3) at 5:00 P.M. (New York City time) on June 15, 2008 (unless such date is extended), whichever is earlier (the "Expiration Date").

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.



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        For example, at an exercise price of $125.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $250.00 worth of Common Stock (or other consideration, as noted above) for $125.00. Assuming that the Common Stock had a per share value of $25.00 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $125.00.

        In the event that, on or at any time after a Stock Acquisition Date, the Company (i) engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and any shares of the Company's Common Stock are changed into or exchanged for other securities or assets or (iii) 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred, but in all events not including the Merger, then, and in each such case, except the Merger, each holder of a Right (except as noted below) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (determined as provided in the Rights Agreement) of two times the exercise price of the Right. The events specified in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

        Up to and including the tenth business day after a Stock Acquisition Date, the Company may redeem the rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Promptly upon the action of the Board of Directors of the Company electing to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 Redemption Price.

        At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the




                                      -3-



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Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

        Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

        Each share of Common Stock of the Company outstanding at the close of business on June 15, 1998 received one Right, and each share of Common Stock issued or transferred by the Company since then has received one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Four million shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

        The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

        In addition, certain provisions of the Company's Restated Certificate of Incorporation may have anti-takeover effects. The Restated Certificate of Incorporation provides, among other things, (i) for a classified Board of Directors divided into three classes, (ii) that a Business Combination (as defined) with a stockholder holding 10% or more of the Voting Shares (as defined) be approved by a majority of unaffiliated stockholders and 80% of issued and outstanding Voting Shares unless such Business Combination is approved by a majority of the Continuing Directors (as defined) and certain minimum price and other criteria are satisfied, (iii) that only the Board of Directors may call for a special meeting of stockholders, and (iv) stockholder action only at a stockholders' meeting and not by written consent. In addition, the By-laws of the Company provide, among other things, that stockholders wishing to nominate a




                                      -4-


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director at an annual meeting give advance written notice of such nomination not later than 90 days in advance of the date of the Company's proxy statement released to stockholders in connection with the previous year's annual meeting.

        A copy of the Rights Agreement, dated as of June 3, 1998, between the Company and First Chicago Trust Company of New York, as Rights Agent, specifying the terms of the Rights, was filed with the Securities and Exchange Commission on June 12, 1998 in connection with the registration of the preferred stock purchase rights issued pursuant to the Rights Agreement under Section 12(b) of the Act. A copy of the first amendment to the Rights Agreement, dated as of March 7, 1999, is filed herewith (the "Amendment"). The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and Amendment.









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        Item 2.   Exhibits.

        The following items are filed as exhibits to the Registration Statement:

Exhibit No.   Description of Document                    Location

    1.1       Rights Agreement, dated as of June 3,      Original filing on
              1998, between Browning-Ferris              Form 8-A
              Industries, Inc. and First Chicago
              Trust Company of New York, as Rights
              Agent, including the form of
              Rights Certificate as Exhibit B and
              the Summary of Rights to Purchase
              Preferred Stock as Exhibit C.

    1.2       Amendment No. 1, dated as of March 7,      Filed herewith
              1999, to the Rights Agreement between
              Browning-Ferris Industries, Inc. and
              First Chicago Trust Company of New York
              dated June 3, 1998.










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


                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                            BROWNING-FERRIS INDUSTRIES,
                                            INC.



Dated: March 16, 1999                       By: /s/ Edward C. Norwood
                                               --------------------------------
                                               Edward C. Norwood
                                               Vice President and Secretary










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                                  EXHIBIT INDEX


Exhibit     Description
-------     -----------

1.1 Rights Agreements, dated as of June 3, between Browning-Ferris Industries, Inc. and First Chicago Trust Company of New York, as Rights Agent, including the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated by reference from the Company's Registration Statement on Form 8-A filed on June 12, 1998, File No. 001-06805).

1.2 Amendment No. 1, dated as of March 7, 1999, to the Rights Agreement between Browning-Ferris Industries, Inc. and First Chicago Trust Company of New York dated June 3, 1998.